FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kelly, Thomas E. (Last) (First) (Middle) JetBlue Airways Corporation 118-29 Queens Blvd. (Street) Forest Hills, New York 11375 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol JetBlue Airways Corporation (JBLU) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year October 2002 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
Executive Vice President and General Counsel
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	10/31/02	10/31/02	P	598 (1)	A	$22.95	2,098 (2)	D
Common Stock							360,466 (3)	I	(4)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) These shares were purchased pursuant to the issuer’s crewmember stock purchase plan in an exempt transaction under Section 16(b) of the Securities Exchange Act of 1934, as amended.  The number of shares reported has been adjusted to affect to the 3-for-2 stock split that was effected on December 12, 2002.  (2) On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in the reporting person’s acquisition of an additional 1,699 shares of common stock.  (3) On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in the reporting person’s acquisition of an additional 121,155 shares of common stock.  (4) These shares are held by Kelly Holdings L.C.  The reporting person is the manager of Kelly Holdings L.C. and the reporting person disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares.  61,920 of the shares are subject to a right of repurchase in favor of the issuer in the event the reporting person ceases to render services to the issuer.  Such right of repurchase lapses with respect to such shares on September 18, 2003.

/s/ Thomas E. Kelly ** Signature of Reporting Person	2/4/03 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002